EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014

General

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was redomiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

UMeWorld's mission is to facilitate the interaction between people -- "You" and "Me," -- through its UMeLook and UMFun business divisions.

UMeLook.com, an online video platform focused on bringing foreign video content to China, is deployed through a sophisticated CDN (Content Delivery Network) with broad coverage throughout mainland China, Hong Kong & Taiwan. UMeLook.com plans to be the go to source of foreign video content for the Chinese viewer across any Internet-enabled device in China. UMFun.com is a cost effective, engaging and fun to use assessment and tutoring platform that can intelligently analyze and adapt to a student’s performance and personalizes the delivery of proprietary educational items according to the student’s learning needs.

Recent Development

On May 12, 2014, the Company announced the completion of the initial closing of the Dingyou (Guangzhou Dingyou Information Technology Co, Ltd.) acquisition. The Company acquired 43% of the total outstanding and issued shares of Dingyou with the option to acquire another 37% upon Dingyou meeting certain milestones.

Overview of Results of Operations

Three Months Ended	Mar 31 2014	Dec 31 2013	Sep 30 2013	Jun 30 2013	Mar 31 2013	Dec 31 2012	Sep 30 2012	Jun 30 2012
	$	$	$	$	$	$	$	$
Net Sales	0	0	210,000	90,000	90,000	370,329	69,659	30,513
Net Income (Loss)	(332,852)	(228,222)	(19,211,385)	(652,464)	(24,163)	253,152	(69,409)	(31,457)
Net Income (Loss) per Share (1)	(0.0038)	(0.0026)	(0.2157)	(0.0074)	(0.0003)	0.0029	(0.0016)	(0.0016)

RESULTS OF OPERATIONS FOR THE SIX-MONTH ENDED MARCH 31, 2014, AS COMPARED TO THE SIX-MONTH ENDED MARCH 31, 2013

Revenues

Total revenues for the six-month period ended March 31, 2014 were $0 as compared to $460,329 generated for the same period a year ago. The Company has not yet generated any revenue from its digital platforms. The revenue streams from the Company’s prior drug development business including Indaflex Mexican rights outright sale has ended.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters.

General and Administrative expenses were $526,561 for the six-month period ended March 31, 2014 as compared to $191,788 incurred for the same period a year ago, an increase of $334,773. The increase was primarily due to higher payroll-related expenditures.

Net Gain/(Loss) from Operations

The Company incurred a net loss of $568,884 for the six-month period ended March 31, 2014 as compared to a net gain of $228,989 incurred for the same period a year ago. The increase in net loss was primarily due to the termination of revenue streams from the Company’s prior drug development business.

Interest Expense

Interest expense for the six-month ended March 31, 2014 was $45,737 as compared to interest expense of $46,862 generated during the same period a year ago.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2014 the Company had a working capital of $180,875 as compared to a working capital deficiency of $19,177,161 as at March 31, 2013.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	marketing and brand promotion of UMeLook; and
2.	development, sales and marketing activities related to UMFun, our digital education platform.

The inability to raise capital would have a material adverse effect on the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month period ended March 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.